To: All Media

Date: April 22, 2005

Arrow Announces First Quarter Results

Arrow Financial Corporation announced operating results for the quarter ended March 31, 2005. Net income for the quarter was $4.430 million, representing diluted earnings per share of $.43, which compared with the diluted per share amount of $.47 earned in the first quarter of 2004, when net income was $4.865 million. The quarterly cash dividend paid to shareholders in the first quarter of 2005 was $.23, or 7.7% higher than was paid in last year's first quarter.

Thomas L. Hoy, President and CEO stated, "Arrow's operating results again reflect the impact of a narrowing net interest margin, resulting from a difficult interest rate environment. Actions by the Federal Reserve Bank to raise the federal funds target rate beginning in June 2004 have caused our funding costs to increase whereas our earning asset yields generally take longer to respond to increases in prevailing interest rates. Net interest margin was 3.79% in the first quarter of 2005, down from 3.97% in the first quarter of last year. Net interest income (tax equivalent) declined 4.0% to $12.4 million for the quarter ended March 31, 2005 from $12.9 million one year earlier."

Although the decrease in net interest income was the principal factor influencing the overall earnings comparison, several other items impacted the change. The provision for loan losses declined $53 thousand to $232 thousand in response to lower net loan losses and a reduction in nonperforming loans. Other operating income rose $70 thousand to $3.3 million, as insurance commissions generated by our new insurance agency subsidiary, Capital Financial Group, more than offset the effect of a $227 thousand decrease in the amount of gains recognized from securities transactions and loan sales. Other operating expense rose $359 thousand, or 4.4% to $8.5 million. Higher equipment related expenses and costs associated with the new insurance agency were largely attributable.

Mr. Hoy added, "On April 8, 2005, we completed the acquisition of three branch offices from HSBC Bank USA, NA. These offices are located within our historical markets of Washington and Saratoga counties and will provide increased convenience to existing customers and a large number of new customers. The acquisition included approximately $62 million of deposits and $8 million of loans. In anticipation of the influx of the deposits, we began to price certain deposits less aggressively during 2004. Although total deposit balances at March 31, 2005 are higher than the year-end 2004 amount, they are unchanged from the March 31, 2004 level. Consequently, growth in the size of the Company was limited as reflected in the year-over-year comparison. At March 31, 2005 and 2004, total deposits equaled $1.065 billion. Total assets were $1.416 billion, up $22 million or 1.6%, from $1.394 billion at March 31, 2004."

Loans outstanding at March 31, 2005 were $899 million, up $44 million or 5.1% from $855 million one year earlier. Growth in the commercial and commercial real estate category continued to be the most significant, with balances increasing to $220 million at March 31, 2005 from $197 million one year earlier, an 11.5% change. Indirect consumer loans totaled $313 million, or 3.1% above the $304 million reported at March 31, 2004 and 4.1% above the December 31, 2004 balance of $301 million. Competitive pricing pressure in the indirect loan market, although still intense, has recently diminished somewhat and led to higher origination volume.

Mr. Hoy further added, "Arrow's asset quality continued to be very high. Nonperforming assets were $2.084 million at March 31, 2005, down 8.6% from $2.280 million one year earlier. Nonperforming assets represented a very low .15% of March 31, 2005 period-end assets. Net loan losses were just .09% (annualized) of average loans outstanding during the 2005 first quarter."

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY with 30 banking locations in northeastern New York. Arrow is the parent of the Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. Examples are management's statements about future economic conditions and anticipated business developments. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and involve a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

	Three Months Ended March 31,	
	2005	2004
Income Statement		
Interest and Dividend Income	$16,867	$17,302
Interest Expense	5,063	4,998
Net Interest Income	11,804	12,304
Provision for Loan Losses	232	285
Net Interest Income After Provision for Loan Losses	11,572	12,019
Net Gain on Securities Transactions	64	210
Net Gain on Sales of Loans	5	86
Recovery Related to Former Vermont Operations	---	77
Income From Fiduciary Activities	1,107	1,056
Fees for Other Services to Customers	1,600	1,680
Insurance Commissions	395	5
Other Operating Income	123	110
Total Other Income	3,294	3,224
Salaries and Employee Benefits	5,055	4,805
Occupancy Expenses of Premises, Net	707	695
Furniture and Equipment Expense	765	694
Amortization of Intangible Assets	20	9
Other Operating Expense	1,938	1,923
Total Other Expense	8,485	8,126
Income Before Taxes	6,381	7,117
Provision for Income Taxes	1,951	2,252
Net Income	$ 4,430	$ 4,865
Share and Per Share Data [1]		
Period End Shares Outstanding	10,159	10,124
Basic Average Shares Outstanding	10,188	10,116
Diluted Average Shares Outstanding	10,394	10,358
Basic Earnings Per Share	$ 0.43	$ 0.48
Diluted Earnings Per Share	0.43	0.47
Cash Dividends	0.23	0.21
Book Value	11.40	11.00
Tangible Book Value [2]	10.25	10.07
Key Earnings Ratios		
Return on Average Assets	1.29%	1.42%
Return on Average Equity	15.24	17.97
Net Interest Margin [3]	3.79	3.97

[1] **Share and Per Share** amounts have been restated for the September 2004 3% stock dividend.
[2] **Tangible Book Value** excludes intangible assets from total equity.
[3] **Net Interest Margin** includes a tax equivalent upward adjustment of 19 basis points in 2005 and 20 basis points in 2004.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	March 31, 2005		March 31, 2004	
	Period End	First Quarter Average	Period End	First Quarter Average
Balance Sheet				
Cash and Due From Banks	$ 34,587	$ 35,292	$ 27,916	$ 34,075
Federal Funds Sold	---	1,578	55,500	8,751
Securities Available-for-Sale	333,756	333,884	318,494	339,329
Securities Held-to-Maturity	113,357	109,963	106,604	106,202
Loans	898,792	882,681	854,958	856,487
Allowance for Loan Losses	(12,084)	(12,048)	(11,923)	(11,861)
Net Loans	886,708	870,633	843,035	844,626
Premises and Equipment, Net	14,905	14,835	14,105	14,172
Goodwill and Intangible Assets, Net	11,682	11,717	9,479	9,469
Other Assets	20,972	18,818	19,152	22,128
Total Assets	$1,415,967	$1,396,720	$1,394,285	$1,378,752
Demand Deposits	$ 164,405	$ 159,903	$ 151,094	$ 152,562
Nonmaturity Interest-Bearing Deposits	602,273	592,258	665,897	649,794
Time Deposits of $100,000 or More	122,805	109,080	69,648	66,911
Other Time Deposits	175,558	174,722	178,350	181,203
Total Deposits	1,065,041	1,035,963	1,064,989	1,050,470
Short-Term Borrowings	71,548	49,216	38,269	37,635
Federal Home Loan Bank Advances	130,000	158,000	150,000	150,000
Other Long-Term Debt	20,000	20,000	15,000	15,000
Other Liabilities	13,605	15,687	14,638	16,770
Total Liabilities	1,300,194	1,278,866	1,282,896	1,269,875
Common Stock	13,479	13,479	13,086	13,086
Surplus	127,902	127,753	113,854	113,678
Undivided Profits	25,447	24,291	27,011	25,812
Unallocated ESOP Shares	(1,182)	(1,186)	(1,502)	(1,505)
Accumulated Other Comprehensive Income	(2,519)	(447)	3,288	2,028
Treasury Stock	(47,354)	(46,036)	(44,348)	(44,222)
Total Shareholders' Equity	115,773	117,854	111,389	108,877
Total Liabilities and Shareholders' Equity	$1,415,967	$1,396,720	$1,394,285	$1,378,752
Assets Under Trust Administration and Investment Management	$779,320		$775,226	
Capital Ratios				
Leverage Ratio	9.07%		8.37%	
Tier 1 Risk-Based Capital Ratio	14.31		13.31	
Total Risk-Based Capital Ratio	15.56		14.56	

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	March 31,	
	2005	2004
Loan Portfolio		
Commercial, Financial and Agricultural	$ 81,126	$ 83,395
Real Estate – Commercial	139,059	114,054
Real Estate – Residential	349,131	331,117
Real Estate – Construction	6,653	10,035
Indirect Consumer Loans	312,942	303,612
Other Loans to Individuals	9,881	12,745
Total Loans	$898,792	$854,958
Allowance for Loan Losses, First Quarter		
Allowance for Loan Losses, Beginning of Period	$12,046	$11,842
Loans Charged-off	(247)	(259)
Recoveries of Loans Previously Charged-off	53	55
Net Loans Charged-off	(194)	(204)
Provision for Loan Losses	232	285
Allowance for Loan Losses, End of Period	$12,084	$11,923
Nonperforming Assets		
Nonaccrual Loans	$1,853	$2,096
Loans Past Due 90 or More Days and Accruing	---	69
Restructured Loans	---	---
Total Nonperforming Loans	1,853	2,165
Repossessed Assets	126	115
Other Real Estate Owned	105	---
Total Nonperforming Assets	$2,084	$2,280
Key Asset Quality Ratios		
Net Loans Charged-off to Average Loans, First Quarter Annualized	0.09%	0.10%
Provision for Loan Losses to Average Loans, First Quarter Annualized	0.11	0.13
Allowance for Loan Losses to Period-End Loans	1.34	1.39
Allowance for Loan Losses to Nonperforming Loans	652.13	550.72
Nonperforming Loans to Period-End Loans	0.21	0.25
Nonperforming Assets to Period-End Assets	0.15	0.16